FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2004.

Total number of pages: 4.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number
1. [Announcement of Operating Results for Fiscal Year Ended March 2004]	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ HIROSHI TANAKA
Hiroshi Tanaka Senior Managing Director

Date:    April 1, 2004

Tokyo, 1 April 2004

Announcement of Operating Results for Fiscal Year Ended March 2004

Nomura Holdings, Inc. plans to announce its Operating Results for the year ended March 31, 2004, at 1500 JST on April 28. The financial statements and presentation materials will be available on our Web page (www.nomura.com) after the announcement.

A real-time broadcast of the telephone conference will be delivered on our Web page.

Schedule for telephone conference: April 28, 2004	2100 (JST)
0800 (New York time) 1300 (UK time)

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 129 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

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